

GPKM
GOLDMAN
PARKS
KURLAND
MOHIDIN
CERTIFIED PUBLIC
ACCOUNTANTS
AND ADVISORS

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporate by reference in this Registration Statement on Form S-8 of our report dated March 27, 2009 relating to the financial statements of Zoom Technologies, Inc, formerly known as Gold Lion Holding, Ltd., Affiliates and Subsidiaries (the "Company") for the years ended December 31, 2008 and 2007 which appear in the Company's Current Report on Form 8-K filed with the SEC on September 28, 2009 and as subsequently amended.

Goldman Parks Kurland Mohidin LLP

Goldman Parks Kurland Mohidin LLP
Encino, California
February 1, 2010

16133 Ventura Blvd. Suite 880 Encino, CA 91436 - Telephone 818-784-9000 - Fax 818-784-9010